SUNOCO LP

8111 Westchester Drive, Suite 400

Dallas, Texas 75225

September 25, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Staff Attorney

Re:	Sunoco LP
Registration Statement on Form S-3
Filed August 22, 2019
File No. 333-233409

Dear Ms. Barberena-Meissner:

Set forth below are the responses of Sunoco LP, a Delaware limited partnership (the “Partnership,” “we,” “us,” or “our”), to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2019 with respect to the Registration Statement on Form S-3, filed by the Partnership with the Commission on August 22, 2019, File No. 333-233409 (the “Registration Statement”).

The Registration Statement has been revised in response to the Staff’s comments. Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Marked copies, which show all changes from the Registration Statement as filed on August 22, 2019, are being furnished concurrently for the convenience of the Staff.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text, followed by our response to each comment in regular type. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-3

Our Partnership Agreement

Applicable Law; Forum, Venue and Jurisdiction, page 28

1.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

We acknowledge the Staff’s comment. We advise the Staff that the Partnership’s forum selection provision provides that only certain matters be litigated in the Court of Chancery of the State of Delaware. This provision follows established Delaware legislation (see 8 Del. C. §115). Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In response to the Staff’s comment, we have revised our disclosure to clarify that we intend for the forum selection clause to apply to the fullest extent permitted by applicable law to the types of actions and proceedings described in the forum selection clause, including, to the extent permitted by the federal securities laws, to lawsuits asserting both federal securities claims and the types of claims specified in the forum selection clause. Please see page 28 of Amendment No. 1. The Partnership will also include similar disclosure in its risk factors in future filings with the Commission, beginning with the Partnership’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and in future registration statements, as applicable.

Should the Staff have any questions or comments with respect to the foregoing, please contact Philip Haines of Hunton Andrews Kurth LLP at (713) 220-4329.

Very truly yours,

SUNOCO LP

By:	Sunoco GP LLC, its general partner

/s/ Thomas R. Miller
By:	Thomas R. Miller Chief Financial Officer

Enclosures

CC:	Camilla A. Harris, Sunoco LP
Pamela Taylor, Sunoco LP
Philip Haines, Hunton Andrews Kurth LLP
Jordan Hirsch, Hunton Andrews Kurth LLP